Boardwalk Ambriza, L.P.

FINANCIAL STATEMENTS
(unaudited)

December 31, 2018

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

Boardwalk Ambriza, L.P.
Index to Financial Statements
(Unaudited)

dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Manager and Members of
Boardwalk Ambriza, L.P.
Houston, Texas

Report on the Financial Statements
We have reviewed the accompanying financial statements of Boardwalk Ambriza, L.P. (the "Company") (a Texas limited partnership), which comprise the balance sheet as of December 31, 2018, and the related statements of operations and Members' equity, and of cash flows from September 26, 2018 ("Inception") to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is newly formed and has not yet commenced planned principal operations nor generated revenues or profits since Inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

[signature]

Newport Beach, California
May 15, 2019

1

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BOARDWALK AMBRIZA, L.P.
BALANCE SHEET
(Unaudited)

	December 31, 2018
Assets	
Current assets:	
Cash	$ -
Prepaid and other	7,225
Total current assets	7,225
Total assets	$ 7,225
Liabilities and Members' equity	
Current liabilities:	
Accounts payable	$ 1,500
Total current liabilities	1,500
Total liabilities	1,500
Commitments and contingencies (Note 3)	-
Members' equity	5,725
Total liabilities and Members' equity	$ 7,225

See accompanying notes to the financial statements and independent accountants' review report.

BOARDWALK AMBRIZA, L.P.
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
(Unaudited)

		Period Ended December 31, 2018
Revenues	$	-
Operating Expenses -		
General and administrative		17,447
Total operating expenses		17,447
Net loss	$	(17,447)
Beginning members' equity		-
Contributed capital		23,172
Ending members' equity	$	5,725

See accompanying notes to the financial statements and independent accountants' review report.

BOARDWALK AMBRIZA, L.P.
STATEMENT OF CASH FLOWS
(Unaudited)

	Period Ended December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (17,447)
Changes in operating assets and liabilities:	
Other current assets	(7,225)
Accounts payable	1,500
Net cash used in operating activities	(23,172)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributed capital	23,172
Net cash provided by financing activities	23,172
Change in cash and cash equivalents	-
Cash and cash equivalents, inception	-
Cash and cash equivalents, end of period	$ -
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to the financial statements and independent accountants' review report.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Boardwalk Ambriza, L.P. is a Texas limited partnership formed on September 26, 2018 ("Inception"). The financial statements of Boardwalk Ambriza, L.P. (which may be referred to as the "Boardwalk Ambriza", "Company", "we," "us", or "our") included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is located in Houston, TX.

Ambriza Social Mexican Kitchen, an award-winning restaurant with a focus on authentic traditional Mexican cuisine and world class hospitality, is opening a second location in northwest Houston under the Boardwalk Ambriza entity – "Ambriza Cypress."

With the current Ambriza location, founder Julio Garcia and his team have created a truly unique dining experience. Guests are sent on a culinary tour of Mexico and its history via the restaurant's traditional dishes, prepared with the highest quality ingredients available. The menu is filled with authentic Mexican staples, like freshly prepared table-side guacamole, street corn, and fajitas. They've also become known citywide for their award-winning margaritas made with hand-squeezed juices and top-shelf tequila.

With the success of Ambriza's initial incarnation, Julio Garcia now plans to evolve the concept with Ambriza Cypress while still focusing on the authentic Mexican cooking that made the first location such a success.

Going Concern and Management Plans
We have only recently commenced operations and buildout of our planned facility, with a proposed opening date in Fall 2019. We will incur significant pre-opening costs for the build-out of the planned facility, as well as working capital during initial months of operations. These matters raise questions about the Company's ability to continue as a going concern. The Company plans to fund the business through additional contributions from our founding members and a planned Regulation Crowdfunding offering.

If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.
There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018.

Risks and Uncertainties
The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business model is adapted from Ambriza Social Mexican Kitchen, which has been in existence since 2017 and which was started by the same ownership group as Boardwalk Ambriza. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, changes to minimum wages and employee benefit requirements, consumer tastes and trends in our product market, negative press, delays in buildout or competition from other food and beverage establishments. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Offering Costs
The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in members' equity or the related debt, as applicable. In the event an offering is not successful, the Company will charge such costs to operations.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets will be depreciated using the straight-line method over the estimated useful life or the shorter of the life or lease term, as applicable. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Revenue Recognition

The Company will recognize revenues primarily from beverage and foods sales when (a) pervasive evidence that an agreement exists (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. This is generally at the point of sale, except for when services have yet to be rendered. To date, the Company has not started generating revenue.

Income Taxes

The Company is a Limited Partnership (LP). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company may pay minimum state franchise taxes at reduced rates. The Company's tax returns are subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception for which there are no open tax examinations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 3 – COMMITMENTS AND CONTIGENCIES

Building Lease

On February 21, 2019, the Company entered into a lease for a period of ten years with three renewal period options. The lease called for a security deposit of $16,672 and first months' rent of $14,797. The lease will commence at the earlier of the Company opens for business or 210 days after the date the lease was executed. Monthly base rent increases from $9,608 to $11,483 per month throughout the life of the lease. The lease includes a feature whereby the Company must pay 5% of its gross receipts over certain thresholds each lease year. The landlord is to contributed the lesser of $85 per square foot of rentable area or the actual cost of permanent leasehold improvements. The lease is guaranteed by an entity associated with the Members'. Annual minimum rent starting from the month where rent is first payable is as follows:

Year 1	$	115,300
Year 2		117,606
Year 3		119,958
Year 4		122,357
Year 5		124,804
Thereafter		662,465
	$	1,262,490

Other Commitments

During 2018 and 2019, the Company entered into various agreements for services related to the buildout; however, other than certain amounts related to design services, no such services were rendered during the period ended December 31, 2018.

Legal

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the period ended December 31, 2018, the Company's members paid $23,172 on behalf of the Company for various services required for buildout and operation of the planned facility.

NOTE 5 – MEMBERS' EQUITY

Upon formation, the Company allocated 100% of its interest to the general and limited partners. The partnership has a term of 10 years subject to the discretion of the general partner. Subject to certain special allocation set forth in the LP agreement, profits and losses for any fiscal year shall be allocated among the partners in proportion to their ownership interests in the partnership. Notwithstanding the foregoing, the losses allocated shall not cause the limited partners adjusted capital accounts to be in a deficit position at any fiscal year. All losses in excess of the limitation shall be allocated to the general partner. After such allocation 100% of the profits shall be allocated to the general partners until the cumulative profits equal prior cumulative losses assigned to the general partner.

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to year end, the Company entered into a lease for the planned facility, see Note 3.

Subsequent to year end, the Company's members through affiliated entities have continued to fund the Company primarily related to the costs of the facility buildout. Additional contributions have totaled approximately $198,000.

The Company has evaluated subsequent events that occurred after December 31, 2018 through May 15, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements, other than those noted above.